News Announcement

                                                           [BRIGHT STATION LOGO]

31 May 2001


             Bright Station Plc ("Bright Station" or "the Company")


   Placing of 270,000,000 new ordinary shares of 1p each ("New Ordinary Shares") on behalf of the Company at 5p per share incorporating an open offer of up to 138,661,969 New Ordinary Shares on the basis of 4 shares for every 5 held
                         (the "Placing and Open Offer")


On 30 April 2001, your Board announced that Bright Station required additional funds in the immediate short term to secure the Company's financial position.

Today the Board announces that it has secured placing commitments from institutional investors to raise approximately (pound)12 million (net of expenses) through the issue of 270,000,000 New Ordinary Shares at 5 pence each (the "Issue Price"). Although the Placing and Open Offer will result in dilution of existing shareholders, shareholders will be given the opportunity of subscribing for a proportion of the New Ordinary Shares on the basis of 4 New Ordinary Shares for every 5 existing Ordinary Shares held. Your Directors believe that the Placing and Open Offer is the best option available to the Company given its current financial position.

The placing commitments are conditional upon, inter alia, shareholder approval and a prospectus being sent to shareholders which contains a working capital statement which is compliant with the Listing Rules and unqualified except as to Admission. In this regard the Company believes that it would be prudent to secure a bridge financing facility to cover the period until receipt of the funds from the Placing and Open Offer. Advanced discussions with providers of bridge financing are ongoing and the Board is confident that this facility will be secured in the near term.

It is currently proposed that 270,000,000 New Ordinary Shares will be issued in connection with the Placing and Open Offer to raise (pound)13.5 million (gross). Under the proposed Open Offer, up to 138,661,969 of the New Ordinary Shares will be offered to qualifying shareholders (the "Open Offer Shares") at the Issue Price on the basis of 4 Open Offer Shares for every 5 existing Ordinary Shares held. Accordingly, the Open Offer Shares have been placed with institutional investors by Hoare Govett as agent for the Company, subject to clawback under the Open Offer, and the remaining 131,338,031 New Ordinary Shares are being placed firm. The New Ordinary Shares will rank pari passu in all respects with the Company's existing ordinary shares.


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The proceeds from the Placing and Open Offer will be focused on the Group's core
Smartlogik subsidiary, which provides search technologies and knowledge management solutions to corporations and Internet portals. The Board is in the process of closing what remains of both its Sparza and OfficeShopper businesses, neither of which is currently trading, as well as continuing to reduce its head office staff and other costs.

To reflect this restructuring, it is proposed that the Company will be renamed Smartlogik plc with the following directors of the Smartlogik subsidiary appointed to the Company's Board: David Jefferies CBE (Non-executive Chairman), Stephen Hill (Chief Executive Officer), Simon Canham (Chief Financial Officer) and Jim Bair (Non-executive Director). All of the existing directors of the Company, with the exception of Robert Lomnitz, will resign from the Board on completion of the Placing and Open Offer.

It is proposed that a circular comprising a prospectus will be issued as soon as practicable. The circular will contain a notice convening an extraordinary general meeting of the Company to approve the Placing and Open Offer and related proposals. Application will also be made for the New Ordinary Shares to be admitted to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange's main market for listed securities.

A separate announcement containing the Bright Station results for the first quarter 2001 is also being issued today.


For further enquiries, please contact:

Bright Station plc
Allen Thomas, Chairman                                             020 7930 6900

Hoare Govett Limited (Brokers)
Andrew Chapman
Andrew Foster                                                      020 7678 8000

Hogarth Partnership (for Bright Station)
James Longfield/John Olsen                                         020 7357 9477